EXHIBIT 99.1

DeFi Technologies Announces Shareholder Call to Discuss Q1 2026 Financial Results

TORONTO, May 4, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), today announced it will host a shareholder call on Friday, May 15, 2026 at 11:00 a.m. EST to discuss its financial results for the three-month period ended March 31, 2026. The Company's financial statements will be released after market close on Thursday, May 14, 2026.

IMPORTANT – To register for the webcast see below:

When: Friday, May 15, 2026
Time: 11:00 AM Eastern Time
Topic: DeFi Technologies Q1 2026 Financials

Register in advance for this webinar:
https://zoom.us/webinar/register/WN_lplVZ39pRD-YwHE1ryEBMA

After registering, you will receive a confirmation email containing information about joining the webinar.

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the listing of Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/04/c7841.html

%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 04-MAY-26